Exhibit 10.1

Confidential

June 13, 2019

Suketu Upadhyay

Dear Suketu:

It is a pleasure to offer you the position of Executive Vice President (EVP) and Chief Financial Officer (CFO) of Zimmer Biomet Holdings, Inc. (Zimmer Biomet or the Company) reporting to Bryan C. Hanson, President and Chief Executive Officer. In this role, you will be paid an initial biweekly salary of $25,961.54, which is $675,000 annualized. Your start date will be mutually determined.

The Compensation and Management Development Committee of the Board of Directors of Zimmer Biomet (Compensation Committee) has approved your compensation package as Executive Vice President and CFO. We expect that this role will be designated as a Section 16 Officer by the Board of Directors, as described more fully below. The Board will take separate action to officially make that designation.

Annual Merit Adjustment

Zimmer Biomet’s annual merit review process involves base pay adjustments consistent with job performance. Merit adjustments are based on performance during the calendar year. You will be eligible for a merit increase beginning in 2020.

Executive Performance Incentive Plan (EPIP)

You will be eligible to participate in the 2019 EPIP upon your hire date. Your target bonus incentive will be 90% of your eligible earnings (which will consist primarily of base salary payments) for the year.

Your bonus payout under the EPIP will be based 90% on financial Corporate metric group results and 10% on evaluated accomplishment of your individual goals and objectives. The metrics include Consolidated Operating Earnings (30%), Consolidated Revenue (35%), Consolidated Free Cash Flow (15%) and Adjusted Earnings per Share (20%). Your 2019 bonus will be prorated for a partial year of service based upon your start date by applying the earned bonus percentage to your eligible Zimmer Biomet earnings for the year.

You must remain employed by Zimmer Biomet at the time of bonus payout to be eligible to receive any bonus for the prior calendar year. Payout will occur around March of the year following the year for which the bonus is paid.

2020 Long-Term Incentive (LTI) Plan Award

For 2020, your estimated LTI grant date fair value in this role will be approximately $2,400,000.

Zimmer Biomet LTI Plan grants currently have two components:

•	Stock options and

•	Performance-based Restricted Stock Units (PRSUs).

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This LTI structure offers participants a diversified award of 50% stock options and 50% PRSUs that can provide more consistent value than an award of stock options alone. Further, we believe this structure helps the Company remain competitive within the global labor market and creates a compelling and valuable long-term incentive for participants. For 2019, there are two Company performance metrics for the PRSUs, with payouts determined based 50% on Zimmer Biomet’s relative total shareholder return (TSR) against the S&P 500 Health Care Index constituents and 50% on Zimmer Biomet’s constant currency revenue growth. The Compensation and Management Development Committee will review and determine the financial metrics that will apply for the PRSU plan for the 2020 grant.

LTI grant values are based upon our compensation philosophy, which is reviewed annually by the Compensation Committee and adjusted as warranted. We will provide additional details and information on this PRSU design in or around February 2020. After reviewing performance metrics, equity award types and value mix to finalize terms of the 2020 annual grant, we will communicate Compensation Committee determinations. Thereafter, applicable performance metrics, equity award types and value mix will remain subject to annual review and approval by the Compensation Committee.

We anticipate the grant date of the 2020 award will be in or around February 2020, subject to the Compensation Committee’s approval. Please keep in mind that your job responsibilities, performance against your goals and objectives, the overall financial results of the Company and peer group / market compensation practices also impact LTI grant values each year.

Former Employer Bonus Forfeiture

Since you will forfeit eligibility to receive a bonus payment for this fiscal year from your current employer due to your separation to accept this role with Zimmer Biomet, we will pay you a one-time cash bonus forfeiture amount to approximate your foregone bonus at your former company. We estimate your bonus forfeiture at $260,000. Please provide the appropriate documentation to support this amount as soon as you are able. Upon acceptance of the documentation and your commencement of employment, we will process payment within 90 days of your start date. This bonus forfeiture payment will not be included as income for purposes of calculating any other bonus or determining compensation for any benefit plan purposes, and will be subject to applicable tax withholdings. As a condition of payment, you must agree by your signature below that you will repay to Zimmer Biomet the entire gross amount paid to you if you voluntarily leave employment or if your employment with Zimmer Biomet is terminated for cause prior to the two-year anniversary of the date Zimmer Biomet makes this payment to you.

Sign-On/Inducement and Make-Whole/Replacement Equity Grants

In connection with your commencement of employment, Zimmer Biomet will provide you a one-time long-term incentive grant with a grant date fair value of approximately $3,876,000. This will consist of (1) a sign-on/inducement equity grant with a grant date fair value of approximately $500,000; and (2) a make-whole/replacement equity grant with a grant date fair value of approximately $3,376,000.

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The sign-on/inducement equity grant ($500,000 grant date fair value) will consist of 100% PRSUs. The grant date will be your first business day of employment with the Company. Performance will be measured by relative TSR over a three-year performance period (beginning on the grant date of the award) versus the TSR of S&P 500 Healthcare Index constituents (Index). We will use a 20-consecutive-trading-day average for the beginning and ending periods for both the ZBH stock price and the Index. The performance scale is as follows: below 25th percentile performance = 0% payout, 25th percentile performance = 50% payout, 50th percentile performance = target payout, 75th percentile performance = 150% payout and 90th percentile performance or higher = 200% payout. For performance between these percentiles, the payout is interpolated.

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The make-whole/replacement equity grant of $3,376,000 will consist of 50% stock options and 50% time-vested restricted stock units (RSUs) (based on the grant date fair value of such awards). The grant date will be your first business day of employment with the Company. The stock options will vest at the rate of 25% per year over four years beginning on the first anniversary of the grant date, assuming your continued employment with Zimmer Biomet, and will expire on the tenth anniversary of the grant date. As with the stock option award, the grant date for the RSUs will be your first business day of employment with the Company. These RSUs will vest at the rate of 25% per year over four years beginning on the first anniversary of the date of the grant, again assuming your continued employment with Zimmer Biomet.

All equity awards (including the sign-on/inducement and make-whole/replacement equity grants and the 2020 Long-Term Incentive Plan Award) are subject to the terms and conditions of the 2009 Stock Incentive Plan, as amended from time to time; award agreements; your execution of a non-disclosure, intellectual property and restrictive covenant agreement in the form provided by the Company; and your continued Company employment on applicable grant and vesting dates.

Former Employer Repayment Obligations

It is our understanding that upon your resignation you will owe your former employer approximately $917,000 as repayment of a sign-on-bonus you received. Please provide the appropriate documentation to support the amount owed to your former employer. We will process payment within 90 days of your start date subject to our receipt of this documentation in satisfactory form. After reimbursement of this amount, you will be responsible for making this payment to your former employer. This payment will not be included as income for purposes of calculating any other bonus or determining compensation for any benefit plan purposes, and will be subject to applicable tax withholdings. As a condition of payment, you must agree by your signature below that you will repay to Zimmer Biomet the entire gross amount paid to you if you voluntarily leave employment or if your Zimmer Biomet employment is terminated for cause prior to the two-year anniversary of the date Zimmer Biomet makes this payment to you.

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Miscellaneous Reimbursement of Former Employer

Since you will forfeit prior employer contributions to retirement accounts in 401(k) and Supplemental Executive Savings plans in the amount of $181,000, we will process payment to you in this amount within 90 days of your start date. This payment will not be included as income for purposes of calculating any other bonus or determining compensation for any benefit plan purposes, and will be subject to applicable tax withholdings. As a condition of payment, you must agree by your signature below that you will repay to Zimmer Biomet the entire gross amount paid to you if you voluntarily leave employment or if your Zimmer Biomet employment is terminated for cause prior to the two-year anniversary of the date Zimmer Biomet makes this payment to you.

U.S. Deferred Compensation Plan

You will be eligible to participate in the Zimmer Biomet Deferred Compensation Plan in 2020.

The Deferred Compensation Plan offers:

•	Savings opportunities through voluntary deferrals and Company matching contributions;

•	Pre-tax earnings to help your account grow faster; and

•	In-service distribution options to help you plan for future events.

Key features include:

•	The ability to defer up to 50% of your base salary and up to 95% of your annual bonus.

•	Matching contributions of 100% of your contribution up to a maximum of 6% of base salary and bonus, minus 401(k) matching contributions.

This plan is a nonqualified deferred compensation plan funded solely from the Company’s general assets.

Change In Control (CIC) Severance Agreement

In your role, you will be offered a CIC Severance Agreement, subject to your execution of the enclosed non-disclosure, intellectual property and restrictive covenant agreement. The CIC Severance Agreement would provide you an enhanced severance benefit opportunity for a period of time following a change in control of Zimmer Biomet should your employment be terminated by the Company without cause or by you for good reason, both as defined in the agreement. Once you return the enclosed non-disclosure, intellectual property and restrictive covenant agreement, we will prepare the CIC Severance Agreement along with a cover memo outlining the benefits under the agreement. Your continued eligibility for potential CIC severance benefits in the event of a change in control would be in accordance with the terms of the agreement.

Executive Severance Plan

In your role, you will be eligible to participate in our Executive Severance Plan. As an eligible Leadership Team member, in the event of your involuntary separation from employment without cause as defined under the plan, your severance benefit offer would include the sum of your final base salary and final target bonus, plus 12 months of COBRA premium subsidy (medical and dental) based on your coverage in effect immediately prior to your separation. Payment would be made in lump-sum form, less applicable tax withholdings, subject to your entering into a general release in the form provided by the Company. There would be no duplication of benefits provided under the CIC Severance Agreement or otherwise. Your continued eligibility for participation in this plan will be in accordance with the terms of the plan as defined and administered by the Company.

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One-Time Commuting Allowance

Since you will commute from your home to our Connecticut office, we will provide you a one-time commuting allowance of $252,000. You will be responsible for all expenses associated with commuting from your home to our Connecticut office. We will process this payment within 90 days of your start date. This payment will not be included as income for purposes of calculating any other bonus or determining compensation for any benefit plan purposes, and will be subject to applicable tax withholdings. As a condition of payment, you must agree by your signature below that you will repay to Zimmer Biomet the entire gross amount paid to you if you voluntarily leave employment or if your Zimmer Biomet employment is terminated for cause prior to the two-year anniversary of the date Zimmer Biomet makes this payment to you.

Relocation Assistance

We anticipate your relocation to the Connecticut area in approximately three years. Zimmer Biomet will assist you with your relocation to the Connecticut area by paying for reasonable moving expenses in accordance with our Relocation Policy for executives at the level of the role we are offering you. Given the one-time commuting allowance described above, this relocation assistance will be limited to the cost of moving your household goods and costs associated with your home sale and purchase. Please advise us when you want to begin the relocation process.

Executive Officer (Section 16)

We expect that you will be designated by the Board of Directors as an “officer” of Zimmer Biomet for purposes of Rule 16a-1(f) and as an “executive officer” for purposes of Rule 3b-7 under the Securities Exchange Act of 1934, as amended.

As an executive officer, you will be subject to stock ownership guidelines established by the Board of Directors in order to align the interests of executive officers more closely with those of stockholders. The guidelines will require you to own shares with a value equal to at least three times your base salary. You will have up to five years to achieve the required level of stock ownership. Further, every executive officer must obtain clearance prior to selling any shares of Company common stock, in part to ensure that all officers remain in compliance with the stock ownership guidelines. This stock ownership guidelines are subject to annual review by the Compensation Committee.

Section 409A

To the extent that any payments or benefits described in this letter are deemed to be subject to Section 409A of the Internal Revenue Code, this letter will be interpreted in accordance with Section 409A and Department of Treasury regulations and other interpretive guidance issued thereunder in order to (a) preserve the intended tax treatment of the benefits provided with respect to such payments and (b) comply with the requirements of Section 409A. A termination of employment shall not be deemed to have occurred for purposes of any provision of this letter providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A. Nothing in this letter shall be construed as a guarantee by the Company of any particular tax effect. The Company shall not be liable to you for any tax, penalty, or interest imposed on any amount paid or payable hereunder by reason of Section 409A, or for reporting in good faith any payment made under this letter as an amount includible in gross income under Section 409A.

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Contractual Obligations

Zimmer Biomet takes its employees’ obligations to former employers very seriously. We respect and honor all enforceable obligations. We understand that you are a party to an Employee Confidential Information and Noncompetition Agreement (the “Other Employer Agreement”) with Bristol-Myers Squibb (the “Other Employer”). Zimmer Biomet requires that you comply fully with any enforceable non-competition, customer and/or employee non-solicitation, and non-disclosure obligations you have to any third party, including the Other Employer.

Zimmer Biomet requires you to refrain from using or sharing any other organization’s confidential information with anyone at Zimmer Biomet. In performing your job responsibilities for Zimmer Biomet, you must not use or disclose to anyone at Zimmer Biomet such information. Before your first day of employment with Zimmer Biomet you must return all Other Employer property and confidential and trade secret information, whether in paper or electronic form, to the Other Employer or delete or dispose of it in accordance with the Other Employer’s direction. Should you later find any Other Employer confidential or trade secret information that you inadvertently failed to return, delete or dispose of before beginning work with Zimmer Biomet, you must immediately alert an appropriate representative of the Other Employer for direction on how to return, delete or dispose of that information and notify a Zimmer Biomet Legal team member that you have done so, without disclosing any of the actual confidential or trade secret information.

To the extent your Other Employer Agreement is enforceable, it imposes certain restrictions on you for a period of time after terminating your relationship with the Other Employer. In accepting the position Zimmer Biomet has offered you, you are representing and warranting to Zimmer Biomet that you can do so without violating any enforceable provisions of the Other Employer Agreement. Please notify us promptly should the Other Employer express any objections to your employment with Zimmer Biomet as inconsistent with terms of the Other Employer Agreement, so that we may assist you in addressing any concerns. If you have questions at any time regarding compliance with the Other Employer Agreement, you should promptly seek guidance from an appropriate member of Zimmer Biomet’s Legal Department.

Benefits

Zimmer Biomet provides a wide range of compelling and competitive benefits, with many of the benefits effective on your first day of active employment. Once you begin employment, you will receive an enrollment package from Zimmer Biomet Benefits Services (“ZBS”), Zimmer Biomet’s group benefits services administrator, regarding your medical, dental, and other group benefits. In addition, you will receive an enrollment package for our 401(k) plan, the Zimmer Biomet Holdings, Inc. Savings and Investment Program, from Fidelity, our 401(k) services administrator. If you do not receive these mailings within two weeks of your hire date, please contact ZBS at 1-877-588-0933 or Fidelity at 1-800-835-5095. You must enroll in the various medical plans within 31 calendar days of your start date.

You are eligible for four weeks of vacation per calendar year, with the opportunity to earn additional weeks of vacation based on years of service. See our holiday and vacation policy for additional details.

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Conditions of Offer

As a condition of and in consideration for employment with Zimmer Biomet, you must accept and sign the enclosed non-disclosure, intellectual property and restrictive covenant agreement. Our offer of employment is also contingent upon receipt of satisfactory background check and drug screen results, subject to Zimmer Biomet’s policies. After you have accepted this offer, you will be contacted to schedule the time and location of the drug screen. Zimmer Biomet considers the result to be an employment record and, while Zimmer Biomet maintains the confidentiality of this record, it is not considered protected health information under HIPAA privacy rules.

Conflicts of Interest Policy and Reporting Requirements

Prior to commencing employment you must, in accordance with the Company’s Conflicts of Interest Policy and based on the nature and level of the role you will assume, disclose any Close Personal Relationship you have with any Company employee. You must also disclose to Human Resources any such Close Personal Relationship with a leased staff person assigned to work for Zimmer Biomet or with a Zimmer Biomet contractor.

You must also disclose any Close Personal Relationship or other potential conflict (e.g., a non-Zimmer Biomet business relationship) that you have with any Healthcare Professionals or other Public Officials, or any other potential conflicts (e.g., ownership or investment in a Zimmer Biomet supplier or business partner) that might interfere or appear to interfere with your employment with Zimmer Biomet. Human Resources and/or Compliance will determine whether the disclosed relationship poses an actual or potential conflict of interest, and if so, what will be done to address the conflict.

For purposes of this policy, a “Close Personal Relationship” is defined as a parent, sibling, child, grandparent, or grandchild, whether by birth or adoption; a similar step- and half- relative or in-law; a spouse or domestic partner; or an individual with whom the Team Member is involved in a romantic and/or sexual relationship. Additionally, for purposes of this policy, a “Healthcare Professional” is defined as an individual, entity, or employee of such entity, within the continuum of care of a patient, which may purchase, lease, recommend, use, prescribe, or arrange for the purchase or lease of Zimmer Biomet products and services. For purposes of this policy, a Public Official is defined as any officer, agent, or employee or any person acting for or on behalf of: (1) a government, including any legislative, administrative, or judiciary branch of such government; (2) any department, agency, or instrumentality of a government, including wholly or majority state-owned or controlled enterprises; (3) any public international organization, such as the United Nations or World Health Organization; (4) a political party (including the political party itself); or (5) any candidate for political office.

General Information and Additional Enclosures

Zimmer Biomet is a federal contractor subject to Section 503 of the Rehabilitation Act of 1973 and as such, we are required to extend to applicants post-offer invitations to identify themselves as individuals with disabilities or as disabled veterans, Vietnam-era veterans, or recently-separated veterans. Providing this information is voluntary, and any information provided in response to this invitation will be kept confidential in accordance with the law. Failure or refusal to provide this information will not have an adverse effect on your employment. This information will be used only for legal purposes.

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The Immigration Reform and Control Act of 1986 requires that employers verify the legal status of all individuals beginning employment. This verification process is accomplished by reviewing certain types of documents to establish identity and legal authorization to work in the United States. Enclosed is Form I-9, which lists the documents you may provide for verification of employment eligibility and for proof of birth date. Please review this list and be prepared to provide the applicable original document(s) after you accept this employment offer and no later than the third day of your employment.

Please note that all benefits are subject to the terms and conditions of the plan document or insurance policy, as amended from time to time. If there is any discrepancy between this letter and the plan documents, the plan documents will govern. While Zimmer Biomet intends to continue benefits referenced in this offer, we reserve the right to change or discontinue them at any time for any reason.

This letter does not create or constitute a contract of employment between you and Zimmer Biomet. Employment with Zimmer Biomet is “at will,” which means that either you or Zimmer Biomet may terminate the employment relationship at any time for any reason, with or without cause or notice.

We are very excited to have you join us and are looking forward to receiving your signed offer letter. We believe you will make a valuable contribution and find your career with Zimmer Biomet challenging and rewarding.

CONFIRMATION OF ACCEPTANCE

Please indicate your acceptance of this offer by signing below and returning the signed letter to me by Tuesday, June 18, 2019. At the same time, please also return your signed non-disclosure, intellectual property and restrictive covenant agreement.

This written offer voids and supersedes any previous written or oral employment offers.

Sincerely,

/s/ Pamela S. Puryear

Pamela S. Puryear

Senior Vice President, Chief Human Resources Officer

Accepted:

/s/ Suketu Upadhyay	June 17, 2019
Suketu Upadhyay	Date

Enclosure: Non-disclosure, intellectual property and restrictive covenant agreement

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